

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Mr. Alan Benjamin
Chief Executive Officer
SMG Indium Resources Ltd.
41 University Drive, Suite 400
Newtown, PA 18940

Re: SMG Indium Resources Ltd.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 15, 2010
File No. 333-165930

Dear Mr. Benjamin:

We have reviewed your response letter dated December 15, 2010, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. You will expedite the staff's review if you provide us with copies of the amended registration statement and exhibits which you have precisely marked to reflect any revisions from the most recent version(s) of the document(s).

2. Please update the prospectus to provide current and accurate disclosure which is also complete and consistent. For example, we note the following:

- You will need to provide the disclosure which Item 402 of Regulation S-K requires for the fiscal year ended December 31, 2010.
- You will need to provide the actual warrant expiration date. In that regard, on the cover page, you state that the warrants expire on "____, 2015 [five years from the date of this prospectus]," and in new disclosure at page 94, you state that the warrants expire on "[ ], 2011, [five years from the date of this prospectus]…."
- The reference at page F-17 to Traxys North America LLC owning 3.5% of the company after this offering appears to be inconsistent with the percentage shown at the bottom of page 9, which is 2.1%.

3. Please send us on a supplemental basis the supporting documentation for all of the new statistical claims that you have added in your prospectus. For example, and without limitation, we note the following claims in your Business section at page 56:

- "In October 2010, Bloomberg LP reported that the Ministry of Commerce in China announced the full year 2011 export quota for indium would remain unchanged from 2010 levels at 233 metric tons."
- "On November 8, 2010, a source in Asia reported to Metal Bulletin PLC that the cost of production for Chinese indium smelters is around $485 per kilogram."

Please mark the supporting documents to show the location of each statistic on which you are relying for the claims you make in your prospectus.

4. We note the pendency of your application to list your securities on the NASDAQ Capital Market. As appropriate, please provide updated disclosure throughout your document, including on the cover page and in the summary section, once the status of your listing application is resolved.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Barry I. Grossman, Esq.
        David Selengut, Esq.
        Ellenoff Grossman & Schole LLP
        Facsimile No. (212) 370-7889